Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Mr. Richard Trevillion
Chief Executive Officer
BioProgress, PLC
15-17 Cambridge Science Park
Milton Road, Cambridge CB4 0FQ
United Kingdom

Re: BioProgress, PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Form 6-K Filed September 6, 2006
File No. 000-50994

Dear Mr. Trevillion:

        We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief